Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

AcquisitionofMilacron July 12, 2019

Cautionary Statements This presentation contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand's proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand's or Milacron's financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand's business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron's stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand's and/or Milacron's common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand's issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron's management's attention from Milacron's ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron's operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand's and Milacron's control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand's and Milacron's reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it. 2 | Acquisition of Milacron

Today’s Presenters 3 | Acquisition of Milacron Joe Raver Hillenbrand President & CEO Tom Goeke Milacron CEO Kristina Cerniglia Hillenbrand SVP & CFO

Our Mission and Vision are Deep-Rooted in Our Culture A World-Class, Global Diversified Industrial Company with a Proven Record of Success Driven by Superior Return for Shareholders the Hillenbrand Operating Model 4 | Acquisition of Milacron Responsibility to Communities Great Professional Opportunities for Employees Exceptional Value to Customers

Acquisition of Milacron Provides Compelling Strategic and Financial Benefits Enhances Growth Opportunities with Leading Brands and New Technologies Adds Complementary Businesses; Increases Scale and Diversification Creates and Drives Efficiencies with Significant Cost Synergies Delivers Strong Financial Benefits Including Significant Recurring Revenue, EPS and Margin Accretion 5 | Acquisition of Milacron A Transformative Deal to Create Meaningful Shareholder Value A pivotal step in Hillenbrand's vision to become a world-class global diversified industrial company

Transaction Overview

Terms	• Deal valued at ~$2 billion, including net debt of $686M (as of 3/31/19) • $11.80 in cash and 0.1612 Hillenbrand shares per Milacron share • Hillenbrand shareholders to own ~84% and Milacron shareholders to own ~16% • Premium of ~34% to Milacron's closing stock price on July 11, 2019 and a premium of ~38% to Milacron's 30-day volume-weighted average price
Financial Benefits	• Transaction expected to: – Deliver double-digit Adjusted EPS accretion in first year post close – Immediately improve Adjusted EBITDA margin, with continued opportunity as Hillenbrand leverages scale and realizes cost savings – Achieve annualized, run-rate cost synergies of ~$50M within three years post close – Generate free cash flow greater than $325M by 2021
Financing & Related Considerations	• Committed bridge financing facility in place – cash portion of consideration to be funded through debt financing • Expected Pro Forma Net Debt to Adjusted EBITDA of 3.6x[1]; debt paydown top priority with intent to be below 2.75x within 12 months of close • Committed to maintaining quarterly dividend • Expect to maintain investment grade rating
Timing & Closing Conditions	• Unanimously approved by the Board of Directors of both companies • Expect to close in first calendar quarter of 2020 • Subject to customary closing conditions and regulatory approvals, including approval by Milacron shareholders

[1] Pro forma at time of close.

HILLENBRAND | Acquisition of Milacron 6

Highly Complementary Organizations with Strong Legacies

	HILLENBRAND	MILACRON[1]
Founded	1906	1860
Headquarters	Batesville, IN	Cincinnati, OH
Revenue	$1.8B	$1.1B
Adj. EBITDA[2] / Margin	$294M / 16.6%	$208M / 18.4%
Market-cap	~$2.4B	~$1.0B
Countries	40+	25+
Work Force	~6,500	~5,800
Dividend	$0.84[3]	---

Global diversified industrial company with multiple leading brands serving a wide variety of industries around the world

Leader in manufacturing, distribution and service of highly engineered and customized plastic and fluid technologies and processing systems





[1] 2018 financials metrics shown pro forma for business portfolio optimizations within APPT and excluding Blow Molding business, Injection Europe Equipment and Systems. [2] Adjusted EBITDA is a Non-GAAP measure. See Appendix for reconciliation.
[3] Based on projected dividends paid per share during fiscal year 2019.
Note: Hillenbrand data as of FYE 9/30/2018; Milacron data reflects Pro Forma results as of FYE 12/31/2018; Adj. EBITDA includes stock based compensation; Market cap figures as of 7/11/2019

HILLENBRAND | Acquisition of Milacron
7

Transaction Aligns with Strategic Focus and M&A Criteria Profitable Growth Strategy M&A Strategic Filters Strengthen & Build Platforms Organically and Through M&A Leverage Batesville for Cash Build Scalable Foundation Utilizing Hillenbrand Operating Model (HOM) Effectively Deploy Strong Free Cash Flow 8 | Acquisition of Milacron Thoughtful, Disciplined Approach to Capital Allocation  Close to core business Exposure to favorable end-markets, geographies Value-added applications engineering Significant recurring revenue component Leadership position and large installed base

Milacron: A Leader in Plastics Technology and Processing

MILACRON

Business Highlights[1]

\$1.1B 2018 revenue	**\$208M** 2018 EBITDA
+18%[2] Adj. EBITDA margin	**~5,800** Employees

- Strong market positions and industry leading brands
  - Melt Delivery & Control Systems: #2 in premium hot runners globally (#1 in Americas, #1 in Europe, #2 in Asia)
  - Advanced Plastics Processing Technologies
    - Equipment: Full line supplier of injection and extrusion equipment (#1 in North America, #1 in India)
    - Aftermarket: Top global supplier to installed machine base
  - Fluids Technologies: global manufacturer of products used in metalworking processes
- Growing end markets
- Sizable installed customer base for parts and service growth

Revenue By Business



Equipment Systems 31%
Aftermarket 17%
Fluid Tech. 12%
MDCS 40%

Revenue By Geography



RoW 2%
North America 50%
Europe 17%
China 13%
India 12%
Other Asia 6%

Revenue By End Market



Automotive 19%
Distributors 6%
Packaging 8%
Consumer 14%
Electronics 8%
Medical 5%
Construction 8%
Custom Molders / Mold Makers / Job Shops / Other 31%

Source: Company filings
[1] 2018 financials metrics shown pro forma for business portfolio optimizations within APPT and excluding Blow Molding business, Injection Europe Equipment and Systems; [2] Represents Pro Forma Adj. EBITDA Post Stock Based Comp (see reconciliation in appendix);

HILLENBRAND | Acquisition of Milacron 9

Milacron Businesses at a Glance[1]

MELT DELIVERY & CONTROL SYSTEMS

- Highly engineered proprietary IP
- Global manufacturing footprint

$452M 2018 Revenue
30% Adj. EBITDA Margin[2]

Mold Makers / Other	30%
Automotive	23%
Consumer	18%
Packaging	11%
Electronics	9%
Medical	7%
Distributors	2%



Hot runner systems and mold bases

ADVANCED PLASTICS PROCESSING TECHNOLOGIES

- Integrated service lifecycle model driving aftermarket growth
- Largest field service technician network in the plastics industry

$553M 2018 Revenue
15% Adj. EBITDA Margin[2]

Custom Molders / Other	32%
Construction	17%
Automotive	16%
Consumer	14%
Packaging	9%
Electronics	8%
Medical	4%



Extrusion



Injection molding



Parts & service

FLUID TECHNOLOGIES

- Established industry leader with technologies essential to improving manufacturing operations

$129M 2018 Revenue
23% Adj. EBITDA Margin[2]

Distributors	38%
Job Shops / Other	28%
Automotive	23%
Consumer	5%
Electronics	5%
Medical	1%



Metal removal fluids

[1] 2018 financial metrics; shown pro forma for business portfolio optimizations within APPT and excluding Blow Molding business, Injection Europe Equipment and Systems. [2] Adjusted EBITDA is a Non-GAAP measure. See Appendix for reconciliation.

HILLENBRAND | Acquisition of Milacron
10

Macro Trends Support Long-Term Sustained Growth for Combined Company

~$30 Billion
Global Plastics Industry

6.3%
'18E–'20E CAGR
Processing Equipment[1]

5.7%
'18E–'21E CAGR
Global Hot Runner Market[2,3]

2.7%
'15A–'20E CAGR
Plastic Production[1]

Diverse, Long-Term Drivers

Automotive
Vehicle light-weighting

Packaging
Increased freshness, extended shelf life, and product visibility

Electronics
Superior quality, shorter product lifecycles, and design flexibility

Consumer Goods
Shortened product lifecycles, innovation in multi-material products, design flexibility

Eco-friendly
Bio Resin and recycled materials

Medical
Conversion to plastic for safety and disposability

Construction
Shift to plastics for durability, light weight and low maintenance

Source: Interconnection Consulting, GIA. [1] Source: Global Industry Analysts, Inc. [2] Source: Interconnection Consulting. [3] EUR converted to USD at 1.1224.

HILLENBRAND | Acquisition of Milacron 11

Strengthens Position Across Plastics Value Chain and Enhances Growth Opportunity

Plastics Value Chain

Oil Refining & Cracking

Base Resin Production (Reactor, Pump; Conveying Extrusion)
- Reactor
- Pump
- Pipe
- Gas Compressor
- Material handling
- Extruder
- Pelletizer

Plastics Compounding (Conveying; Compounding)
- Material handling
- Feeders
- Mixers
- Compounders
- Pelletizers
- Classifiers

Plastics Processing – Extruded Products (Onsite Storage; Conveying & Mixing; Extrusion; Part Ejection; Printing & Labeling; Packaging)
- Silos
- Feeder
- Conveyor piping
- Vacuum pump
- Hopper blender
- Mixer
- Material handling
- Extruder
- Dies
- Cutting
- Mold
- Material handling robot
- Cutting and pulling machine
- Printing machine
- Labeling machine
- Case packer
- Palletizing equipment

Plastics Processing – Injection Molded Products (Onsite storage; Conveying & Mixing; Drying & Molding; Part Ejection; Printing & Labeling; Packaging)
- Silos
- Feeder
- Conveyor piping
- Vacuum pump
- Hopper blender
- Mixer
- Dryer
- Funnel
- Injection unit
- Heating unit
- Hot runners
- Cooling line (pipes)
- Control unit
- Material handling robot
- Printing machine
- Labeling machine
- Case packer
- Palletizing equipment

Recycling (Size Reduction; Extrus. Pelletizer, Classifier)
- Grinder
- Melt filter
- Extruder (single-screw)
- Extruder (twin-screw)
- Washer
- Pelletizer
- Classifier
- Conveyor
- Palletizing equipment

	Oil Refining & Cracking	Reactor, Pump	Conveying Extrusion	Conveying	Compounding	Onsite Storage	Conveying & Mixing	Extrusion	Part Ejection	Printing & Labeling	Packaging	Onsite storage	Conveying & Mixing	Drying & Molding	Part Ejection	Printing & Labeling	Packaging	Size Reduction	Extrus. Pelletizer, Classifier	
coperion		✔	✔	✔		✔	(✔)											(✔)	
MILACRON							✔						✔	✔					
Combined		✔	✔	✔		✔	✔						✔	✔				(✔)	

Primary process step | Secondary process step | Hillenbrand equipment offering | Milacron equipment offering | ✔ Significant product offering | (✔) Moderate product offering | No offering

Better Positioned to Serve Customers and Cross-Sell Products

HILLENBRAND | Acquisition of Milacron 12

Driving Significant Efficiencies Through Hillenbrand Operating Model Consistent and Repeatable Framework Designed to Produce Efficient Processes and Drive Profitable Growth and Superior Value Understand the Business Focus on the Critical Few Grow: Get Bigger and Better 13 | Acquisition of Milacron Similar Cultures and Operating Philosophies Accelerate Performance Transaction expected to drive increased efficiencies across combined company +Leverage Hillenbrand’s global footprint to grow Milacron's services around the world +Drive procurement savings +Expand use of Milacron's global shared services center +Optimize manufacturing footprint

Significant Cost Synergies Opportunities Expected Identified; Additional Operational Efficiency and Revenue Additional Opportunities $50M Cost Synergies within 3 years post-close • Reducing public company costs • Realizing operating efficiencies • Capturing direct and indirect spend opportunities 14 | Acquisition of Milacron Targeting ~$20-25M of Cost Synergies within the First 12 Months Post-close Revenue Synergies • Cross-sell extruder and material handling equipment • Leverage combined service footprint to further penetrate aftermarket Operational Efficiencies • HOM implementation globally • Footprint optimization

Pro Forma Combined Company Financial Profile1 Revenue ($B) Adj. EBITDA2 ($M) Free Cash Flow2 ($M) Milacron Milacron Milacron 1 Hillenbrand data as of FYE 9/30/2018; Milacron data as of FYE12/31/2018. 2 Adjusted EBITDA and Free Cash Flow are Non-GAAP measures. See appendix for reconciliation. 15 | Acquisition of Milacron Well Positioned for Long-Term Growth with Increased Scale and Profitability $314 $221 $93 Hillenbrand Pro Forma $502 $294 $208 Hillenbrand Pro Forma ~ $2.9 ~ $1.8 ~ $1.1 Hillenbrand Pro Forma

Transaction Financing and Capital Deployment Priorities Strong Cash Flow Generation to Enable Debt Paydown in a Timely Manner Financing Structure • Milacron shareholders receive a combination of cash and Hillenbrand common stock • Expect to generate free cash flow greater than $325M by 2021 • Expect to retain investment-grade credit rating • Total aggregate consideration paid to Milacron shareholders: • Committed to proven and disciplined capital allocation strategy, including paying a quarterly dividend – – Approximately $870M in cash Approximately $460M in Hillenbrand common stock (0.1612 Hillenbrand shares per Milacron share) • Prioritizing debt repayment Net Debt to Adjusted EBITDA • Hillenbrand intends to fund the cash portion of the transaction through debt financing; a committed bridge financing facility has been secured, led by J.P. Morgan 3.6x • Hillenbrand expects to refinance existing Milacron debt with new Hillenbrand debt 3/31/2019 Pro Forma At Close By 12 Months of Close 16 | Acquisition of Milacron 1.0x <2.75x

An Exciting Time in Our Companies’ Histories and Significant Opportunity Create Shareholder Value to STRATEGIC VISION STRONG CULTURE COMPELLING ASSETS GROWTH OPPORTUNITY SCALE EFFICIENCIES FINANCIAL IMPACT 17 | Acquisition of Milacron Pivotal step in Hillenbrand's vision to become a world-class global diversified industrial company Similar cultures and operating philosophies expected to accelerate performance; greater opportunities for our people Leading technology solutions and sizable installed customer base drive long-term profitable growth Combined company will be better able to capitalize on emerging trends across the plastics value chain, including enhanced access to growing end markets and geographies Increased global scale and footprint strengthen combined service network and drive increased efficiencies across the combined company Combination expected to drive significant financial benefits

Summary of Transaction Benefits Enhances Growth Opportunities with Leading Brands and New Technologies Adds Complementary Businesses; Increases Scale and Diversification Creates and Drives Efficiencies with Significant Cost Synergies Delivers Strong Financial Benefits Including Significant Recurring Revenue, EPS and Margin Accretion 18 | Acquisition of Milacron A Transformative Deal To Create Meaningful Shareholder Value A pivotal step in Hillenbrand's vision to become a world-class global diversified industrial company

Appendix

Milacron Adjusted EBITDA Reconciliation

$mm - FYE 12/31	2018A
Adjusted EBITDA bridge	
Net (loss) earnings	**$41.5**
Amortization expense	26.5
Currency effect on intercompany advances	3.6
Organizational redesign costs	43.6
Long-term equity awards	10.1
Debt costs	1.2
Professional services	4.1
Fair market value adjustments	--
Tax adjustments	(8.6)
Other	5.4
Adjusted Net Income	**$127.4**
Income tax expense	28.6
Interest expense, net	43.0
Depreciation expense	29.6
Adjusted EBITDA	**$228.6**
Less : Exited businesses	(9.5)
Pro Forma EBITDA	**$219.0**
Non-cash stock-based compensation expense	(11.5)
Pro Forma EBITDA (post stock based comp)	**$207.6**

Milacron prepares its financial statements in accordance with United States generally accepted accounting principles (GAAP). Adjusted EBITDA and Pro Forma EBITDA are non-GAAP financial measures. The non-GAAP information presented provides additional information, but should not be considered in isolation or as a substitute for the related GAAP measure. Investors are encouraged to read Milacron's financial statements and publicly filed reports in their entirety and not rely on any single financial measure.

HILLENBRAND | Acquisition of Milacron

20

Milacron Segment EBITDA Reconciliation $mm - FYE 12/31 Ope rating earn ings ( loss): APPT MDCS Flu1 ds Corporate Total operating earnings Other non-operattng expenses Adjustments to o perating earnings: APPT Ad justm ents: Deprectatton and amortization 28 6 95 8 24 6 (424) 106.6 (0 9) 16 9 07 Currency effect on Intercompany advances (a) Net earn1ngs attnbutable to noncontrolhng Interest Fair market value adJustments (h) Organizational redes1gn costs (b) AcqUISition mtegration costs (e) Professional services (f) Other (i) 38 8 0 3 4 7 Ex1ted Bus1ness'Adjusted E EJTDA Total APPTAdjustments MDC S Adjustments: Deprec1at1on and amortiZation Fair market value adjustments (h) OrganiZational redes1gn costs (b) Acqu1s1t1on Integration costs (e) Professional services (f) Other(i) (9 5) 51.9 33 4 3 1 0 1 0 1 45 41.2 Currency effect on mtercompanyadvances (a) Total MDCS Adjustments Flui ds Adjustments: Deprec1at1on and amort1zat1on Fair market value adjustments (h) 44 OJ Other(i) OrganiZational redes1gn costs (b) Tota Proress1onalseMces-------------------------------------------------------------------------------------------------, l Fluids Adjustments Corporate Adjustments: 4.7 Depreciation and amortization Bus1ness combmabon costs (g) Fair market value adjustments (h) OrganiZational redes1gn costs (b) Acqu1s1t10n mtegrabon costs (e) Professional seMces (f) Debt costs (d) Other (i) Long-term equ1ty awards and shareholderfees (c) Currency effect on Intercompany advances (a) 14 1 7 37 0 3 10 1 (1 6) Non<ashstockbasedcompensationexnpe -----------------------------------------------------------------------------------------(115) Pro Forma Adjusted EBITDA: Total CorporateAdjustments 4.1 APPT MDCS Flu1 ds Corporate Total Pro Forma Adjusted EBITDA 79 6 137 0 29 3 (38 3) $207.6 Milacron prepares its financial statements in accordance with United States generally accepted accounting principles (GAAP). Adjusted EBITDA and Pro Forma EBITDA are non-GAAP financial measures. Th e non-GAAP information presented provides additional inf ormation,but should not be considered in isolation or as a substitute for the nelated GAAP measure. Investors are encouraged to read Milacron's financial statements and publicly filed reports in thei r entirety and not rely on any single financial measune. HILLENBRAND I Acquisition of Milacron 21

Milacron Reconciliation of Free Cash Flow $mm – FYE 12/31 2018A Net cash provided by operating activities Less: Capital expenditures $124.3 31.3 Milacron prepares its financial statements in accordance with United States generally accepted accounting principles (GAAP). Adjusted EBITDA and Pro Forma EBITDA are non-GAAP financial measures. The non-GAAP information presented provides additional information, but should not be considered in isolation or as a substitute for the related GAAP measure. Investors are encouraged to read Milacron's financial statements and publicly filed reports in their entirety and not rely on any single financial measure. 22 | Acquisition of Milacron Free cash flow$93.0 Free cash flow reconciliation

Hillenbrand Reconciliation of Adjusted EBITDA and Free Cash Flow $mm – FYE 09/30 2018A Adjusted EBITDA Less: Interest income Interest expense Income tax expense Depreciation and amortization Impairment charge Business acquisition, development and integration Restructuring and restructuring related $294.3 (1.4) 23.3 65.3 56.5 63.4 3.5 2.5 $mm – FYE 09/30 2018A Net cash provided by operating activities Less: Capital expenditures $248.3 27.0 In addition to the financial measures prepared in accordance with accounting principles generally accepted in the U.S. (GAAP), this presentation also contains non-GAAP operating performance measures. These non-GAAP measures are often referred to as “adjusted” and exclude expenses associated with business acquisition, development, and integration, restructuring and restructuring related charges, backlog amortization, and inventory step-up. The related income tax for all of these items is also excluded. These non-GAAP measures also exclude the non-recurring tax benefits and expenses related to the U.S. government enacted tax legislation referred to as the Tax Cuts and Jobs Act. Non-GAAP information is provided as a supplement, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Investors are encouraged to read Hillenbrand’s financial statements and publicly filed reports in their entirety and not rely on any single financial measure. 23 | Acquisition of Milacron Free cash flow$221.3 Free cash flow reconciliation Consolidated Net Income$81.2 Adjusted EBITDA reconciliation

Appendix A Additional Information and Where to Find It In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand's common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron's stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC's website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand's website at www.hillenbrand.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron's website at www.Milacron.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000 . Participants in the Solicitation Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron's stockholders with respect to the Proposed Transaction. Information about Hillenbrand's directors and executive officers is available in Hillenbrand's Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron's securities by Milacron's directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption. 24 | Acquisition of Milacron